SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated June 18, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.

                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __
                                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes __     No X
                                            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes __     No X
                                            ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes __     No X
                                            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release, dated June 16, 2003, announcing that Heroux-Devtek, a Canadian aerospace supplier, has selected the Company and IBM's Product Lifecycle Management (PLM) solutions to gain efficiencies and align itself with customer platforms.


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[IBM logo/Dassault Systemes logo]

                    Canadian Aerospace Supplier Heroux-Devtek
                Integrates Product Lifecycle Management Solution
                         from IBM and Dassault Systemes

           Just 12 weeks into implementation, PLM platform has already improved business collaboration with aerospace manufacturers

Le Bourget, France and Longueuil, Canada - June 16, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced at the 45th Annual Paris Airshow that Heroux-Devtek, a leading Canadian aerospace supplier specializing in landing gear, has selected their Product Lifecycle Management (PLM) solutions to gain efficiencies and align itself with customer platforms.

IBM PLM Solutions, with CATIA(R) V5 for collaborative product development and SMARTEAM(R) for collaborative lifecycle management developed by Dassault Systemes, enables Heroux-Devtek to collaborate more efficiently with aircraft manufacturing customers, such as Boeing and Lockheed Martin, who operate on similar PLM platforms. The new PLM platform also addresses critical capabilities required in the aerospace industry, such as smooth exchange of data and regulatory compliance - including product traceability.

Taking full advantage of the PLM environment, the Heroux-Devtek engineering department will optimize its performance to design, manufacture and build custom-made landing gear and aircraft structural components. The solutions provided by IBM and Dassault Systemes will provide a seamless flow of information between Heroux-Devtek's design, production and support business units and those of its customers to further improve productivity and product quality.

"IBM PLM Solutions, with software from Dassault Systemes, are a natural fit for our aerospace work," said Nagi Homsy, vice president Engineering, Heroux-Devtek. "With the power of PLM, the engineering department can now manage its growth and become a major player in its field."

"The CATIA-SMARTEAM solution enables Heroux-Devtek to involve downstream stakeholders in product development from the earliest phases of each project," said Marcelo Lemos, president of Dassault Systemes of America. "In so doing, the company can leverage its diverse product data and development teams to improve product performance, compress project schedules, and cut costs."

Implementation services, including education and training for product-related functions, are being carried out by IBM Business Consulting Services working with Dassault Systemes Services as prime contractor and local business partners Rand and Mecanica. The solutions, all running on Windows-based IBM IntelliStation M Pro workstations, are already successfully managing a variety of CAD design files and bills-of-materials.


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The next stage of deployment will include linking SMARTEAM to Heroux-Devtek's existing enterprise resource planning application, furnishing relevant engineering information to manufacturing, finance, marketing and sales.

                                       ###

About Heroux-Devtek

Heroux-Devtek Inc., a Canadian company, specializes in the design, development, manufacture and repair of aerospace and industrial products. The Company's head office is located in Longueuil, Quebec. Heroux-Devtek operates eight business units grouped under four divisions: the Landing Gear Division, the Aerostructure Division, the Gas Turbine Components Division and the Logistics and Defence Division. Approximately 75% of the Company's sales are outside Canada, mainly in the United States. Heroux-Devtek's shares trade on the Toronto Stock Exchange under the symbol HRX. http://www.herouxdevtek.com

About IBM

IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


     Heroux-Devtek Press     IBM Press Contact:         Dassault Systemes Press      Dassault Systemes Investor
     Contact:                Chris Sciacca              Contacts:                    Contacts:
     Francois Kalos          + 1 212 745 4732           Anthony Marechal             Emma Rutherford, Harriet
     Maison Brison           csciacca@us.ibm.com        +33 1 55 49 84 21            Keen
     514-572-3011            Jennifer Feller            anthony_marechal@ds-fr.com   Financial Dynamics
                              + 33 141 88 6189                                       +44 207 831 3113
                             jennyfeller@fr.ibm.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          DASSAULT SYSTEMES S.A.

         Date: June 18, 2003              By:      /s/ Thibault de Tersant
                                                   -----------------------------
                                          Name:    Thibault de Tersant
                                          Title:   Chief Financial Officer,
                                                   Executive Vice President


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